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BY HAND DELIVERY

Draft Registration Statement

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Confidential Submission of Draft Registration Statement on Form S-1 for Summit Midstream Partners, LP

Ladies and Gentlemen:

On behalf of our client, Summit Midstream Partners, LP, a Delaware limited partnership (the “Partnership”), we hereby confidentially submit a draft Registration Statement on Form S-1 (the “Registration Statement”) of the Partnership pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) for non-public review by the Staff of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement. Enclosed herewith is a paper copy of the Registration Statement and the exhibits to the Registration Statement together with a CD-ROM containing the same.

Pursuant to Title 1, Section 101 of the JOBS Act, the Partnership is an “emerging growth company” that had total annual gross revenues of less than $1.0 billion during its most recently completed fiscal year ended December 31, 2011. Therefore, the Partnership is permitted to make this confidential submission of the Registration Statement for review by the Staff, provided that the Registration Statement and all amendments thereto shall be publicly filed with the Commission not later than 21 days before the date on which the Partnership conducts a road show, as such term is defined in Title 17, Section 230.433(h)(4) of the Code of Federal Regulations.

As referred to in the Registration Statement, the Partnership intends to avail itself of the reduced disclosure requirements with respect to certain executive compensation information pursuant to Title 1, Section 102(a) of the JOBS Act. Furthermore, the Partnership intends to avail itself of the reduced disclosure requirements with respect to the presentation of selected financial information pursuant to Title I, Section 102(b) of the JOBS Act.

Please direct all notices and communications with respect to this confidential submission to each of the following:

Brock M. Degeyter

Summit Midstream Partners, LP

2100 McKinney Avenue, Suite 1250

Dallas, Texas 75201

(214) 242-1955

Email: bdegeyter@summitmidstream.com

and a copy to:

Brett E. Braden

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

(713) 546-7412

Facsimile: (713) 546-5401

Email: brett.braden@lw.com

Kindly acknowledge the Commission’s receipt of this confidential submission by date-stamping the enclosed confirmation copy of this letter and returning it to our messenger, who has been instructed to wait.

Please direct any questions with respect to this confidential submission to the undersigned at (713) 546-7496.

Very truly yours,

/s/ Michael P. Fisherman
Michael P. Fisherman
of LATHAM & WATKINS LLP

Enclosures

2

Summit Midstream Partners, LP

2100 McKinney Avenue, Suite 1250

Dallas, Texas 75201

July 17, 2012

Via Email

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Attn:                    Mara L. Ransom, Assistant Director
Division of Corporation Finance

Re:                             Summit Midstream Partners, LP
Registration Statement on Form S-1
CIK No. 0001549922
Submitted May 14, 2012

Ladies and Gentlemen:

Set forth below are the responses of Summit Midstream Partners, LP, a Delaware limited partnership (“we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 11, 2012 with respect to the Partnership’s confidential draft registration statement on Form S-1 initially submitted to the Commission on May 14, 2012 (the “Registration Statement”).

Concurrently with the submission of this letter, we have confidentially submitted a revised version of the Registration Statement (“Confidential Submission No. 2”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to Confidential Submission No. 2, unless otherwise indicated.

General

1.                                      Please submit or file all required exhibits, such as the tax legal opinion and the amended limited partnership agreement in a timely manner so that we may have time to review them. In addition, we note from the exhibit index that you will seek confidential treatment for some of the exhibits to the registration statement. When you submit request for confidential treatment, please note that if we have comments on your request, we will issue them in a separate letter. Please further note that all comments on your request must be resolved before we will entertain a request to accelerate the effective date of your registration statement.

Response: We acknowledge the Staff’s comment and will undertake to submit all omitted exhibits as soon as practicable. We will file all remaining exhibits as well as our request for confidential treatment to allow the Staff a sufficient amount of time to review them and for us to respond to any comments that may result from the Staff’s review prior to requesting acceleration of the effective date of the Registration Statement.

2.                                      Please add to the registration statement all information that is currently omitted and that will not be subject to Rule 430A under the Securities Act of 1933, as amended, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered. Please note that we will need adequate time to review this information once it is provided. Please further note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares offered and the mid-point of the offering range, or the number of shares to be offered on the cover.

Response: We acknowledge the Staff’s comment and will undertake to provide in future amendments all information in the Registration Statement that we are not entitled to omit under Rule 430A, including a bona fide estimate of the range of the maximum offering price for the common units and the maximum number of common units to be offered. We will file such amendments to allow the Staff a sufficient amount of time to review our complete disclosure and for us to respond to any comments that may result from the Staff’s review.

3.                                      Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

Response:  We will arrange to have FINRA call the Staff or provide the Staff with a letter indicating that FINRA has cleared the underwriting arrangements described in our filing prior to the effectiveness of the Registration Statement.

Industry and Market Data, iv

4.                                      In last sentence of the paragraph, you state that you “have not independently verified the information.” Under the federal securities laws, the company is responsible for all information contained within its registration statement and should not include language that suggests otherwise. Please delete this statement or otherwise revise it to eliminate any implication that you are not responsible for information that you have chosen to include in your registration statement.

Response: We have revised the Registration Statement as requested. Please see page iv.

Overview, page 1

5.                                      Here and elsewhere in your prospectus you refer to your operation being located in the core producing area of “unconventional resource basins.” Please revise your disclosure here to better explain why these areas are considered to be unconventional resource basins. In this regard, we note your definition of unconventional resource basins on page 109.

Response: We have revised the Registration Statement accordingly by adding explanatory parentheticals and phrases that explain what is meant by “unconventional resource basins.” Please see pages 1, 3, 96, 101 and 121.

DFW Midstream System, page 3

6.                                      In the second sentence of the second paragraph, please clarify what you mean when you refer to the “most prolific wells drilled to date.”

Response:  We have revised the Registration Statement accordingly by indicating that the referenced wells are, according to the Texas Railroad Commission, the most prolific wells drilled in the Barnett Shale to date based on their initial production rates. Please see pages 3 and 124.

Competitive Strengths, page 5

7.                                      If you choose to highlight your strengths in the summary, please balance that disclosure with a discussion of the principal challenges or weakness and the risks and limitations facing you. In this regard, we note your cross reference to your risk factors.

Response:  We have revised the Registration Statement accordingly by including a summary of our principal challenges and risks. Please see pages 6 and 7.

8.                                      Please revise your disclosure to clarify that there are no assurances that you will benefit from your relationships with your sponsors.

Response: We have revised the Registration Statement as requested. Please see pages 6 and 127.

Risk Factors, page 6

9.                                      Please expand your disclosure to provide a brief description of the most significant risks that you face, including those related to your business, investing in your units and associated tax matters.

Response: We have revised the Registration Statement accordingly by including a summary of our principal challenges and risks. Please see pages 6 and 7.

Our Management, page 8

10.                               We note your statement in the second paragraph on page 8 that you sometimes refer to the personnel that conduct your business as your employees. As you do not have any employees, please refrain from doing this and revise your disclosure throughout the prospectus as necessary.

Response: We acknowledge the Staff’s comment but respectfully submit that the proposed disclosure is appropriate. Under the Delaware Revised Uniform Limited Partnership Act and our partnership agreement, limited partners do not participate in the control of the limited partnership’s business, as such control and the conduct of the business is reserved for the general partner. While some master limited partnerships (“MLPs”) directly employ personnel, it is more common for MLPs to not have any direct employees; rather, the employees are employed by the general partner and provide services to the MLP. As disclosed on page 10, our partnership agreement provides that we will reimburse our general partner for any employee expense that is allocable to us, including costs associated with employee benefit and compensation plans. We believe potential investors are familiar with this arrangement and that our disclosure is helpful to potential investors in considering the nature of our obligations related to personnel who provide services to us.

Implications of Being an Emerging Growth Company, page 9

11.                               Please clearly disclose your election under Section 107(b) of the JOBS Act. If you elect to opt-out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, please include a statement that the election is irrevocable.

Response:  We have revised the Registration Statement to disclose our irrevocable election to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. Please see page 12.

Summary Historical Financial and Operating Data, page 14

12.                               Please note that financial statements and other data presented in tabular form should read consistently from left to right in the same chronological order throughout the filing. We note that the financial data presented here and in Selected Historical Financial and Operating Data on page F-83 are not presented in the same chronological order as the financial statements. Please revise as appropriate to present financial statements and other data in the same chronological order throughout the filing. Refer to ASC 205-10-S99-9.

Response:  We have revised the Registration Statement to present the financial data on pages 18, 65, 92, 95, 102 and 109 in the same chronological order as presented in the financial statements.

Risk Factors, page 16

The assumptions underlying the forecast of cash available for distribution that we include in “Our Cash Distribution Policy and Restrictions on Distributions” are …….., page 17

13.                               We note that the amounts of estimated total cash available for distribution for the twelve months ending June 30, 2013 and total cash available for distribution for the year ended December 31, 2011 on an as adjusted historical basis differ from the amounts reported on pages 59 and 62. Please revise or advise.

Response:  We have revised the Registration Statement to conform the amounts disclosed on page 21 to the amounts disclosed on pages 65 and 68.

Significant prolonged changes in natural gas prices could affect supply …, page 19

14.                               We note your reference to reports by the U.S. Energy Information Administration and by Smith Bits. Please provide us with copies of these documents, appropriately marked to highlight the sections relied upon.

Response:  We are supplementally providing to the Staff copies of the requested documents, marked as requested.

Use of Proceeds, page 51

15.                               Please disclose the maturity date for the promissory notes. Please refer to Item 504 of Regulation S-K.

Response: On July 2, 2012, the remaining balance outstanding under the our promissory notes was paid in full.  We have revised the Registration Statement to reflect this. Please see pages 18, 58, 93, 103, 112 and 113. As a result of paying off the outstanding balance under our promissory notes, we are no longer required to disclose the information required by Item 504 of Regulation S-K in our Use of Proceeds section. Please see page 57.

Capitalization, page 52

16.                               Please disclose the as adjusted number of common units, subordinated units and general partner units of Summit Midstream Partners, LP authorized, issued and outstanding.

Response: We have revised the Registration Statement to include placeholders for the requested information. We currently do not know what the issued and outstanding number of common units, subordinated units and general partner units will be on an as adjusted basis. As a result, we will populate the information in a subsequent amendment when that information is available. Please see page 58.

Partnership Unaudited Historical As Adjusted Cash Available for Distribution, page 59

17.                               Please revise your table to include historical as adjusted cash available for distribution for the trailing 12 month period when you update your financial statements to include the interim financial statements required by Rule 3-12 of Regulation S-X.

Response: We have revised the Registration Statement accordingly. Please see page 65.

Estimated Cash Available for Distribution, page 62

Assumptions and Considerations, page 63

18.                               Please revise to reference historical amounts for the past 2 years and explain or reconcile significant variances for each year as compared to the assumptions in more detail. For example, please discuss:

•                  the average daily throughput and average gathering fees for each of the Grand River and DFW Midstream systems;

•                  the volumes and pricing data for retained gas and condensate sales;

•                  compression costs on a dollar per Mcf basis;

•                  the dollar increase in general and administrative expenses related to your acquisition of the Grand River system and the reasons for the reduction in non-cash compensation expense; and

•                  average historical interest rates and commitment fees and the basis for the assumed average rate of interest and commitment fee.

Response:  We have revised the Registration Statement to reflect the historical amounts for the year ended December 31, 2011 and the twelve months ended March 31, 2012 and to include a discussion of the items referenced above. Please see pages 68 through 73.

Financing, page 67

19.                               Please disclose the terms of your amended and restated revolving credit facility and that you plan to refinance debt as it comes due and that no principal repayments are reflected as reductions in estimated cash available for distribution.

Response:  We have revised the Registration Statement accordingly. Please see page 74.

Selected Historical Financial and Operating Data, page 83

Non-GAAP Financial Measure, page 85

20.                               We note that you present Adjusted EBITDA as a non-GAAP liquidity measure and that the measure excludes charges that require, or will require, cash settlement such as transaction costs and other non-recurring expenses. Excluding charges that require, or will require, cash settlement is prohibited by paragraph (e)(1)(ii)(A) of Item 10 of Regulation S-K. Please tell us why you believe your disclosure complies with Item 10(e) of Regulation S-K or revise your disclosure accordingly.

Response: We have revised the Registration Statement to include charges that require, or will require, cash settlement in the calculation of Adjusted EBITDA. Please see pages 18, 19, 92, 93, 94, 95, 102 and 103.

21.                               We note that you present Adjusted EBITDA as non-GAAP performance measure and that the measure excludes items identified as unusual or non-recurring. Paragraph (e)(1)(ii)(B) of Item 10 of Regulation S-K prohibits adjustments to eliminate or smooth items identified as non-recurring or unusual when the nature of the charge or gain is reasonably likely to occur within two years or there was a similar charge or gain within the two prior years. Please disclose the expenses included in other-non-recurring expenses. Please also tell us why you believe adjustments for transaction costs and other non-recurring expenses complies with Item 10(e) of Regulation S-K or revise your disclosure accordingly.

Response: We have revised the Registration Statement to delete references to items that are unusual or non-recurring in our definition of Adjusted EBITDA. Please see pages 17, 91, 93 and 99.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 87

Liquidity and Capital Resources, page 98

Contractual Obligations, page 102

22.                               It appears that long-term debt and interest payments do not include interest payments. Please revise or advise.

Response: We have revised the contractual obligations table to include interest payments. Please see page 113.

Critical Accounting Policies and Estimates, page 103

Compensatory Awards, page 104

23.                               Please discuss the significant assumptions and methodologies used to determine the fair value of your membership interests and thus the fair value of Class B units granted during each year. In doing so, please indicate whether you obtained or conducted private company valuations. If so, please discuss whether the valuations were contemporaneous or retrospective and whether they were performed with the assistance of an unrelated third party valuation specialist. If not, please disclose this fact and discuss how you were otherwise able to determine fair value for purposes of computing non-cash compensation expense. Additionally, to the extent the estimated IPO price differs significantly from the fair value of member units used to determine the grant date fair value of Class B units, please provide narrative disclosures that describe the internal and external factors or events contributing to significant changes in the fair value of your member interests from the grant dates to the IPO date. In addition to describing the factors, these disclosures should relate those factors to changes in assumptions.

Response:  On September 3, 2009, April 1, 2010, April 1, 2011, October 18, 2011 and January 25, 2012, certain members of Summit Midstream Management LLC received Class B membership interests in Summit Midstream (the “SMP Net Profits Interests”), which are accounted for as compensatory awards. SMP Net Profits Interests participate in distributions upon time vesting and the achievement of certain distribution targets to Class A members or higher priority vested SMP Net Profits Interests.

During the year ended December 31, 2011, with assistance from a third-party valuation expert, we determined the fair value of the SMP Net Profits Interests as of the respective grant dates for the grants made prior to December 31, 2011. During the quarter ended March 31, 2012, we, with assistance from a third-party valuation expert, determined the fair value of the SMP Net Profits Interests granted on January 25, 2012. Therefore, the October 18, 2011 and 2012 awards were valued contemporaneously with the related grants, and the September 3, 2009, April 1, 2010 and April 1, 2011 awards were valued retrospectively.  We determined that the weighted average grant date fair value of the SMP Net Profits Interests granted in 2009, 2010, 2011 and 2012 was $386,000, $1,125,400, $1,504,500, and $1,780,000 respectively, for each 1% of SMP Net Profits Interests granted in such years.

On September 3, 2009, April 1, 2010 and July 28, 2010, certain current and former members of DFW Midstream Management LLC received Class B membership interests in DFW Midstream (the “DFW Net Profits Interests” and, together with the SMP Net Profits Interests, the “Net Profits Interests”), which are accounted for as compensatory awards. DFW Net Profits Interests participate in distributions upon time vesting and the achievement of certain distribution targets to Class A members or higher priority vested SMP Net Profits Interests.

During the year ended December 31, 2011, with assistance from a third-party valuation expert, we retrospectively determined the fair value of the DFW Net Profits Interests as of the respective grant dates.  We determined that the weighted average grant date fair value of the DFW Net Profits Interests granted in 2009 and 2010 was $219,800 and $1,060,000 respectively, for each 1% of DFW Net Profits Interests granted in such years.

Our valuation of the Net Profits Interests included the following steps: 1) estimating the fair value of the business enterprise, 2) allocating the business enterprise value to the underlying classes of equity, which include common equity and tranches of Net Profits Interests, and 3) adjusting the allocated value of the Net Profits Interests for their lack of marketability.

Business Enterprise Value

The discounted cash flow methodology and market approach were used to estimate the total equity value for each of Summit Midstream and DFW Midstream.

The following key assumptions and internal and external factors were used in the discounted cash flow analysis and market approach for each company: the discount rate applied to estimated future cash flows, forecasted gathering volumes, equity performance relative to peer group members, equity market risk premium, enterprise-specific risk premium, terminal growth rates, selection of guideline public companies, and selection of valuation multiple.

Allocation of Total Equity Value to Net Profits Interests

The allocation of business enterprise value to the various classes of equity was based on the Black-Scholes option-pricing method (“OPM”), as described in the AICPA Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation (the “Practice Aid”).  The Practice Aid discusses the use of the OPM to value equity classes of a privately held company as call options on the value of the entire firm.

In using the OPM, the overall equity value was allocated to the Net Profits Interests based on calculated participation points.  The allocation exercise was implemented using an option pricing model with an expected term aligning to the estimated time until a liquidity event.  Key assumptions used in the OPM include volatility, expected time until a liquidity event, and the business enterprise value. The OPM considers the rights and preferences of each class of equity (including the Class A units and higher priority vested Net Profits Interests) to allocate a fair value to each class.

Adjustment for Lack of Marketability

The indicated values of the Net Profits Interests based on the OPM allocations were adjusted for lack of marketability based on marketability discount research and a put option methodology.  Key assumptions include holding period restrictions of up to 4.25 years and expected volatility, rates of up to 53.7% based on the historical and implied volatility of other midstream services companies whose share or option prices are publicly available.

In considering the differences between the fair value of the Net Profits Interests and the estimated IPO price, it is important to note the following:

•                  business enterprise value is a key input to determining the fair value of the Net Profits Interests and in arriving at a final IPO price.  The assumptions used to determine the underlying enterprise value are the same in both instances.  However, the rights and preferences of the Net Profits Interests relative to the rights and preferences of the common units to be offered in the IPO are materially different.  As a result, to the extent the estimated IPO price varies significantly from fair value of the Net Profits Interests, it will be primarily the result of material differences in the rights and preferences afforded to the holders of the respective securities, rather than changes in the assumptions and methodologies used to determine the underlying enterprise value;

•                  the Net Profits Interests are not comparable to the common units that will be issued to the public in connection with the IPO because the Net Profits Interests are subject to certain profit distribution provisions that are set forth in both the individual award agreements and the underlying organizational documents, which provide for disproportionate cash distributions to higher-priority classes of equity until such time as certain thresholds that are specified in the agreements are satisfied.  Generally, the Net Profits Interests are “at the money” options that are granted with distribution participation thresholds equal to the then current total equity value of the enterprise assuming conversion of all higher-priority vested membership interests; and

•                  the Net Profits Interests will not convert into common units, subordinated units or any other partnership interest at the IPO or at any other time and, as a result, they will remain subject to a significant illiquidity discount following the IPO.

We have revised the Registration Statement to describe the significant assumptions, factors and methodologies used to determine the fair value of the Net Profits Interests.  See pages 115, F-9, F-15 through F-17 and F-40 through F-44.  We believe that our additional clarifying disclosures in the Registration Statement as described above will provide adequate disclosure to potential investors regarding the assumptions and methodologies used to determine the fair value of the Net Profits Interests, as well as provide an adequate basis for understanding the nature of any significant differences between the respective grant date fair values and the estimated IPO price.

Business, page 111

Competition, page 120

24.                               Please tell us what consideration you have given to naming your main competitors. Please refer to Item 101(c)(1)(x) of Regulation S-K.

Response:  We have revised the Registration Statement to disclose the names of our primary competitors. Please see page 134.

Certain Relationships and Related Party Transactions, page 145

25.                               We note your disclosure that your general partner will be reimbursed for all expenses incurred on your behalf. Please provide a more detailed discussion of the amounts and kinds of expenses that you expect to pay to the general partner. Please refer to Item 404 of Regulation S-K.

Response:  We have revised the Registration Statement accordingly. Please see page 159.

Agreements with Affiliates, page 146

26.                               Please tell us whether you plan to enter into any agreements with your general partner and its affiliates regarding the management of your business and operations (e.g., a management or omnibus agreement).

Response:  Our current expectation is that we will not enter into any agreements with our general partner regarding the management of our business. If circumstances change and we decide to enter into such agreements, we will revise the Registration Statement to include a description of the agreements and we will file the forms of the agreements as exhibits for your review.

Financial Statements, page F-1

27.                               Please update the financial statements to include financial statements for an interim period ending within 135 days of the effective date. Please refer to Rule 3-12 of Regulation S-X.

Response: We have provided updated financial statements through the first quarter of 2012 in Confidential Submission No. 2.

Consolidated Balance Sheets, page F-3

28.                               We note your disclosure in Use of Proceeds that you will use a portion of the net proceeds from the offering to make a distribution to Summit Investments. Please tell us your consideration of providing a pro forma balance sheet reflecting the distribution accrual, but not giving effect to the offering proceeds, alongside the historical balance sheet.

Response: We have revised the Registration Statement to include a pro forma balance sheet reflecting the distribution accrual but not giving effect to the offering proceeds alongside our balance sheet as of March 31, 2012. Please see page F-2.

Consolidated Statements of Operations, page F-4

29.                               Please present pro forma per unit data for the latest year (and latest interim period) giving effect to the number of units whose proceeds would be necessary to make the distribution to Summit Investments disclosed in Use of Proceeds. Similarly, present pro forma per unit data in Summary Historical Financial and Operating Data on page 14 and Selected Historical Financial and Operating Data on page 83. Please note that distributions made to Summit Investments during the previous twelve months in excess of earnings would be deemed to be in contemplation of the offering.

Response: We note the Staff’s comments and we have revised the Registration Statement accordingly. Please see pages 18 and 92. Per unit information will be included in a subsequent amendment prior to delivering the preliminary prospectus to any potential investors.

Consolidated Statements of Membership Interests, page F-5

30.                               Please disclose the nature of the property contributed by TCEH at DFW Transaction and significant assumptions used to determine the fair value.

Response: In connection with the DFW Transaction, TCEH contributed assets consisting of property, plant and equipment primarily under construction, gas gathering contracts and rights-of-way. The fair value of property, plant and equipment was determined utilizing the cost approach because of the early stage of construction or certain of the related assets having been recently purchased at the time of the DFW Transaction.  The fair value of the gas gathering contracts was determined utilizing a discounted cash flow approach based upon the forecasted volumes under the applicable contract and the differences between the contractual rates and market rates for similar services in the area. The rights-of-way were valued based upon comparisons with rights-of-way values on similar acreage and an assemblage factor for the contiguous easements acquired.

The non-controlling interest in DFW Midstream held by TCEH at September 3, 2009 was estimated based on TCEH’s economic interest in DFW Midstream equal to 29.5% of future distributions and the obligation to contribute 25% of the capital expenditures in the project completion budget. The non-controlling interest was adjusted to reflect the lack of control and lack of marketability that market participants would be expected to consider when estimating the fair value of the non-controlling interest in DFW Midstream.

We have revised the Registration Statement to disclose the nature of the assets contributed by TCEH at DFW Transaction and the related significant assumptions to determine the fair value.  Please see pages F-31 and F-33.

Notes to Consolidated Financial Statements, page F-8

Note 2.  Summary of Significant Accounting Policies, page F-10

Asset Retirement Obligations, page F-11

31.                               Please disclose the reasons why you are unable to determine the timing and cost of any future asset retirement obligations. Refer to ASC 410-20-50-2.

Response: We have revised the Registration Statement to disclose the reason we are unable to determine the timing and cost of any future asset retirement obligations.  Please see page F-8.

Revenue Recognition, page F-11

32.                               We note the description of minimum volume commitments on page 119 and the related risk factor on page 21. Please tell us how you account for shortfall payments that customers are entitled to use as an offset against gathering fees in subsequent periods when throughput volume exceeds the minimum commitment and the crediting mechanism that allows customers to build a bank of credits when throughput volume exceeds the minimum commitment to reduce shortfall payments owed in subsequent periods and the basis in GAAP for your accounting policies. In addition, please tell us your consideration of disclosing your accounting policies for shortfall payments and the crediting mechanism.

Response:  We earn revenue from natural gas gathering services provided to natural gas producers and record such revenue as gathering services and other fees. Generally, revenue is recognized when all of the following criteria are met: (i) persuasive evidence of an exchange arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price is fixed or determinable, and (iv) collectability is reasonably assured. Our gas gathering agreements provide a monthly or annual minimum volume commitment, or MVC, from our customers.  Under these monthly or annual MVCs, our customers agree to ship a minimum volume of natural gas on our gathering systems or, in some cases, to pay a minimum monetary amount, over certain periods during the term of the MVC.  If a customer’s actual throughput volumes are less than its MVC for the applicable period, it must make a shortfall payment to us at the end of that contract month or year, depending on the terms of the specific gas gathering agreement.  We account for the cash received from MVC shortfall payments as deferred revenue at the time of receipt. We recognize deferred revenue under these arrangements as revenue once all contingencies or potential performance obligations associated with the shortfall payment volumes have either (1) been satisfied through the gathering of future volumes in excess of the applicable MVC, or (2) expired through the passage of time under the terms of the applicable natural gas gathering agreement.

We have revised pages 26, F-8 and F-9 of the Registration Statement to reflect that as of March 31, 2012, we recorded an aggregate of $3.2 million of deferred revenue attributable to shortfall payments that could offset gathering fees in the next one month to nine years to the extent that a customer’s throughput volumes exceed its MVC. We have reflected this deferred revenue as a liability on the balance sheet included in our unaudited financial statements for the three months ended March 31, 2012 and explained the related accounting treatment in Note 1 to those financial statements. We did not have material amounts of deferred revenue for periods prior to the three months ended March 31, 2012.  However, we expect to record approximately $2.4 million of deferred revenue in a future period in connection with the finalization of the purchase price of the Grand River system.

Note 3.  Purchase of Controlling Interest in DFW Midstream, page F-13

33.                               Please show us how you determined the purchase price assigned to DFW Midstream.

Response: The purchase price assigned to the DFW Transaction of $124.9 million was derived from the initial capital contribution made by the Partnership’s predecessor (“Summit”) of $85.1 million adjusted for the present value of Summit’s 75% share of the estimated future capital contributions and TCEH’s 29.5% future distribution percentage per the amended and restated DFW Midstream Limited Liability Company Agreement.  The calculation is summarized as follows (in thousands):

Summit’s Initial Contribution (1)	$85,082
Summit’s share of profits and losses (2)	70.5%
Subtotal	$120,683
NPV of Summit’s incremental required Capital Expenditures (3)	$4,180
100% of DFW Midstream Purchase Price	$124,863

(1)     Represents Summit’s initial cash investment in DFW Midstream on September 3, 2009.

(2)               Per the DFW Midstream LLC Agreement, Summit held a 75% membership interest in DFW Midstream but had a 70.5% economic interest in the profits and losses in DFW Midstream.

(3)               Represents the net present value of the incremental capital expenses that Summit assumed relative to its economic interest (70.5%) compared to the membership interest it acquired (75%).

Note 10.  Membership Interest, page F-20

34.                               Please tell us your consideration of disclosing the information required by ASC 718-10-50-2 in regard to the Class B units of Summit Midstream and DFW Midstream, including:

•                  the number of units authorized for awards;

•                  the number and weighted-average grant-date fair value of Class B units nonvested at the beginning and end of the year and Class B units granted, vested and forfeited during the year;

•                  the fair value of Class B units vested during each year;

•                  the weighted-average grant-date fair value of Class B units granted during each year; and

•                  a discussion of the significant assumptions used to estimate the fair value of Class B units.

Response: We have revised the Registration Statement to disclose the information required by ASC 718-10-50-2 in regard to the Class B membership interests of Summit Midstream and DFW Midstream. Please see pages F-40 to F-43.

35.                               Please tell us your basis in GAAP for recognizing non-cash compensation expense related to Class B units awarded by Summit Midstream and DFW Midstream attributable to prior years in 2011.

Response:  As noted on pages F-41 and F-16 of the Registration Statement, in 2011, the Company recorded approximately $463,000 and $582,000 of non-cash compensation expense in respect of the Class B membership interests awarded by Summit Midstream and DFW Midstream, respectively, which was attributable to years prior to 2011 ($156,000 for the 2009 period and $889,000 for the 2010 period).  These amounts were recorded out of period in the year ended December 31, 2011 and were evaluated by the Company as an error.  In evaluating whether or not the amounts were material to the current or prior periods presented, we considered the guidance in SAB Topics 1.M. and 1.N. regarding the materiality of the out of period adjustment recorded.

In evaluating this guidance, we noted that the amounts were immaterial both on a quantitative and qualitative basis.  The error was evaluated as follows:

Quantitative Assessment

	2011	2010	2009
Equity	$640,270	$307,370	$185,066
Income before income tax (as reported)	$38,098	$8,296	$(6,599)

Misstatement(Equity)	n/a	$1,045	$156
Misstatement(Income Before Taxes)	$1,045	$889	$156

Comparison to December 31 captions:
Misstatement (% of Equity)	0.2%	0.3%	0.1%
Misstatement (% of Income Before Taxes)	2.7%	10.7%	2.4%

From a quantitative perspective, although the percentage of the error to income before income tax approximates 10.7% in 2010, we do not believe our income before tax for the year ended December 31, 2010 is representative of normalized operations or representative of what we would conclude to be the appropriate benchmark that should be utilized for evaluating the materiality of the error.  We were primarily in the construction phase of DFW Midstream during the year ended December 31, 2010.  We also gave consideration of the state of the enterprise having completed the majority of its construction projects begun at inception by the end of 2011, the fact that a credit facility (as first time leverage) was obtained in 2011, and our decision to become a publicly traded partnership in 2012.  Thus we note that the income statement activity for the year ended December 31, 2010 is not representative of the consolidated balance sheet as of December 31, 2010 or 2011.  As a percentage of income before tax in the year ended December 31, 2011, we note the error approximates 2.7%, which is a result of the increased income during the period resulting from increased gathering volumes, additional construction projects reaching completion and the completion of the Grand River system asset acquisition, which more than doubled our business.

Thus we gave the most weight to the evaluation of the error as a percentage of equity which we noted is less than 0.3% for all periods.  We believe equity is the most representative line item in evaluating this error because such balance reflects the long-term invested capital in our business with an expected reasonable return of the invested capital once the gathering system was constructed and operating.  This analysis illustrates the immateriality of the error from a quantitative basis.

Qualitative factors:

There are substantial qualitative considerations that caused us to conclude that the misstatement is not material to the financial statements as a whole.  We considered the guidance in SAB Topic 1.M. as follows:

•      whether the change arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate;

•      whether the change masks a change in earnings or other trends;

•      whether the change hides a failure to meet analysts’ consensus expectations for the Company;

•      whether the change changes a loss into income or vice versa;

•      whether the change concerns a segment or other portion of our business that has been identified as playing a significant role in our operations or profitability;

•      whether the change affects our compliance with regulatory requirements;

•      whether the change affects our compliance with loan covenants or other contractual requirements;

•      whether the change has the effect of increasing management’s compensation; and

•      whether the change involves concealment of an unlawful transaction.

We assessed the following factors in considering whether there is a substantial likelihood that a reasonable person would consider the change important:

•      the misstatement did not exceed 0.3% of equity in any period;

•      the misstatement does not affect Cash Flows from Operating Activities in the Statement of Cash Flows;

•      the misstatement had no impact on the debt covenants or debt covenant compliance, and there is no impact on any current ratio or working capital ratio or any other similar measure of liquidity;

•      the misstatement does not affect Adjusted EBITDA, a measure important to compliance with our covenants under our revolving credit facility.  We note that non-cash compensation expense is a permitted add-back under the definitions of “Consolidated Net Income” and “EBITDA” within the credit agreement for our revolving credit facility;

•      we considered the nature of how the misstatement occurred as well as how the misstatement was determined to exist in concluding that the error was not intentional, and was not made in an effort to understate expense and overstate equity.  We note the error was driven by the fact that we did not believe significant value existed until we began pursuing an IPO;

•      we believe our disclosures related to the timing, amount and location of compensation expense recorded out of period are transparent; and

•      we do not believe the error masks any earnings trends, it did not impact any expectations or discussions we held with our analysts or bankers, it did not impact management’s compensation, nor did it change a loss to income or vice versa.

Conclusion:  Based upon consideration of quantitative and qualitative factors, we have concluded that the misstatement is not material to the financial statements for any period presented.

Noncontrolling Interest in DFW Midstream, page F-22

36.                               Please show us how you calculated net income attributable to noncontrolling interest for the period from September 3, 2009 through December 31, 2009 and year ended December 31, 2010.

Response: We calculated net income attributable to noncontrolling interest for the period from September 3, 2009 through December 31, 2009 as follows:

DFW Midstream net loss (September 3, 2009 to December 31, 2009):	$(1,355)
TCEH economic interest in profits and losses:	29.5%
Net Loss attributable to noncontrolling interest:	$(400)

We calculated net income attributable to noncontrolling interest for the year ended December 31, 2010 as follows:

DFW Midstream net income (January 1, 2010 to June 17, 2010):	$264
TCEH economic interest in profits and losses:	29.5%
Net income attributable to noncontrolling interest:	$78

Note 13. Concentrations of Risk, page F-25

37.                               You disclose the percentage of total gas revenues from four customers, each of which accounted for 10% or more of total revenue. Please clarify whether the percentages are based on total revenue or revenue from natural gas sales.

Response: We have revised the Registration Statement to clarify that percentages reflected in the table summarizing concentrations of revenue and accounts receivable are based on total revenue.  Please see page F-47.

Exhibit, page II-2

38.                               Please revise your description of Exhibit 10.1 to better reflect that it is an amendment of your credit agreement.

Response: We have revised the description to reflect that the Amendment and Restatement Agreement gives effect to the Form of Amended and Restated Revolving Credit Agreement. Please see page II-2.

General

a.                                      Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: Neither we nor anyone authorized to do so on our behalf has provided any written materials in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors, and we are not aware of any research reports about us that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 by any broker or dealer that is participating or will participate in our offering. We will supplementally provide the Staff with such information in the future, if we become aware that such information is provided or published.

b.                                      If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/ cfannouncements/cfsecureemailinstructions.pdf.

Response: We acknowledge the Staff’s comment, and we have submitted Confidential Submission No. 2 using the secure e-mail system described on the Commission’s website.

c.                                       Please use your Central Index Key, or CIK number, in your correspondence to us about your submission. If you did not have one when you submitted your confidential draft registration statement, we assigned one to you. You will need your CIK number to make your initial filing on EDGAR and you must take a number of steps to prepare for that filing. Following the procedures set forth in Section 3.3.1.1, of the EDGAR Filer Manual — Volume I at http://www.sec.gov/info/edgar/edgarfm-vol1-v12.pdf, you must:

•                  Submit a request to us to convert your EDGAR status from a paper to an electronic filer if we generated the CIK number for you.

•                  Request access codes and passwords to file your registration statement on the EDGAR system. If you already had a CIK number when you submitted your confidential draft, we used that number and you should confirm that you have your access codes available for filing.

If you need new or replacement EDGAR access codes and passwords, we suggest that you complete the process to obtain them well in advance of your targeted filing date. Please call the Division’s Filer Support team at 202-551-8900 (choose option number four) if you have questions about this process. If you do call, please make sure to tell us that we have already assigned a CIK number to your company and have that number available.

•                  Make any necessary changes to your contact information and business and mailing addresses in EDGAR prior to making your initial filing so we can contact you about your filing.

Response: We acknowledge the Staff’s comment and will use our CIK number 0001549922 in our correspondence with the Commission about our submission. In addition, we will follow the procedures outlined by the Staff to prepare for our initial filing on EDGAR.

d.                                      When you publicly file your confidential draft registration statement and amendments on EDGAR in accordance with Section 106(a) of the JOBS Act, please:

•                  Attach each submission, including exhibits, to your initial registration statement as a separate Exhibit 99 document and clearly identify each confidential submission attached as an Exhibit 99 document (e.g., “Confidential Draft # 1”). Do not attach submissions marked to show changes from earlier submissions.

•                  Submit each item of correspondence you sent to us in connection with your confidential draft submissions, including your responses to our comments, as a separate “CORRESP” submission on EDGAR.

Response: We acknowledge the Staff’s comment and will follow the Staff’s instructions when we publicly file the Registration Statement, amendments thereto and related correspondence on EDGAR.

e.                                       As you prepare correspondence to us in connection with your confidential draft registration statement, please keep in mind that we will expect you to submit that same correspondence on EDGAR so that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (SEC Staff to Release Filing Review Correspondence Earlier). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

Response: We acknowledge the Staff’s comment and will follow the Staff’s instructions regarding the publication of correspondence submitted to the Commission. To the extent we use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence we submit on EDGAR, we will properly mark that information in each of our confidential submissions as instructed by the Staff.

We hereby acknowledge the Staff’s closing comments to the letter and hereby undertake to comply with the Staff’s requests. Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, William Finnegan at (713) 546-7410 or Brett E. Braden at (713) 546-7412.

Very truly yours,

SUMMIT MIDSTREAM PARTNERS, LP

By:	Summit Midstream Partners GP, LLC,
its General Partner

By:	/s/ Brock M. Degeyter
Brock M. Degeyter
Senior Vice President and General Counsel

cc:                                William N. Finnegan IV, Latham & Watkins LLP (Issuer’s counsel)
Brett E. Braden, Latham & Watkins LLP (Issuer’s counsel)

Joshua Davidson, Baker Botts L.L.P. (Underwriter’s counsel)